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                              November 22, 2021

       Peng Sun
       Chief Executive Officer
       AMBG, Inc.
       1185 Avenue of the Americas, Suite 301
       New York, NY
       10036

                                                        Re: AMBG, Inc.
                                                            Registration
Statement on Form 10
                                                            Filed October 25,
2021
                                                            File No. 000-56359

       Dear Mr. Sun:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10 Registration Statement filed October 25, 2021

       Directors, Executive Officers, Promoters and control persons, page 14

   1. We note references to Richard Ke on page 1 and to Hui Chen in the stock purchase agreement filed as
exhibit 22. Please revise to identify all of your executive officers and promoters. See Item
401(g) and Item 404(c) of Regulation S-K. Additionally, revise to identify your promoter
or officer who acquired Mr. Lazard's shares for $100,000.
       Exhibits

   2. We note the statement on page 15 that your certificate of incorporation authorized the issuance of 500,000,000
shares of common stock; however, your articles as filed are dated
                                                        September 15, 2005 and
authorize only 50,000,000 shares of common stock. Please file your amended and
restated certificate of incorporation. If you have bylaws please file pursuant to Item
601(b)(3)(ii) of Regulation S-K.
 Peng Sun
AMBG, Inc.
November 22, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNamePeng Sun                                Sincerely,
Comapany NameAMBG, Inc.
                                                          Division of
Corporation Finance
November 22, 2021 Page 2                                  Office of Real Estate
& Construction
FirstName LastName